

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

April 1, 2013

Luc Jobin
Executive Vice President and Chief Financial Officer
Canadian National Railway Company
935 de La Gauchetiere Street West
Montreal, Quebec
Canada H3B 2M9

  Re: Canadian National Railway Company
    Form 40-F for the Year Ended December 31, 2012
    Filed February 1, 2013
    File No. 001-02413

Dear Mr. Jobin:

  We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

  Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

  After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Notes to Consolidated Financial Statements

Note 4 – Properties, page 12

Disposal of Property, Bala-Oakville, page 14

1. We note from your disclosure here that you have treated the entire Bala-Oakville disposal under the full accrual method as defined in FASB ASC 360-20-40. To facilitate our understanding of your accounting, please tell us how your continued use of the line meets the requirements for use of the full accrual method. Specifically, you state that you retain the perpetual right to operate freight trains over the Bala-Oakville at your current level of operating activity, with the possibility of increasing your operating activity over time. Please explain how this arrangement meets the standard set forth in FASB ASC 360-20-40-5(d), that states "[t]he seller has transferred to the buyer the usual risks and rewards of ownership in a transaction that is in substance a sale and does not have a substantial continuing

involvement with the property". Please also include a copy of any contractual agreement(s) related to this transaction in your response.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Amy Geddes at 202-551-3304 or Margery Reich at 202-551-3347 if you have questions regarding comments on the financial statements and related matters. Please contact me at 202-551-3211 with any other questions.

Sincerely,

/s/ David R. Humphrey

David R. Humphrey
Accounting Branch Chief